June 26, 2012

VIA EDGAR and FEDERAL EXPRESS

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	BMC Software, Inc. (“BMC”) Soliciting Material On Schedule 14A Filed on May 31, 2012 by Elliott Associates, L.P. et al. File No. 001-16393

Dear Mr. Orlic:

On behalf of Elliott Associates, L.P. and its affiliates (“Elliott”), Paul E. Singer, Carl James Schaper, Thomas E. Hogan, John M. Dillon and Andreas W. Mattes (each, a “Filing Person” and collectively, with Elliott, the “Filing Persons”), we are responding to your letter dated June 13, 2012 (“SEC Comment Letter”). We have reviewed the comments of the SEC staff (the “Staff”) and respond below.  For your convenience, the comments are restated below in italics, with our responses following.

I.  Executive Summary

Why Are We Here?, page 3

1.
Please reconcile your statement on page 3 that BMC has significantly underperformed “[b]y any … relevant time period” with the disclosure on page 5 that BMC outperformed its 10-K peers and market indices in the year-to-date column.

In response to your comment, the Filing Persons believe that the benchmarks for the 1-year, 2-year and 3-year periods, in which the underperformance by BMC’s shares ranged from 9.9% to 83.1%, are the most relevant time periods.  The Filing Persons will revise and clarify the characterization of the performance of BMC’s stock to the extent such a statement is made in any future solicitation materials.  The Filing Persons respectfully note for the Staff that in the letter to BMC stockholders filed by the Filing Persons as soliciting material pursuant to Rule 14a-12 on June 14, 2012 (the “June 14 Letter”), following receipt of the Staff’s comment letter, the Filing Persons revised and clarified accordingly that BMC’s stock has underperformed “in just about every relevant time period against almost any pertinent benchmark.”

David L. Orlic
June 26, 2012

2.
Please reconcile your statement on page 3 that BMC has significantly underperformed “[b]y any … relevant time period” with the disclosure on page 5 that BMC outperformed its 10-K peers and market indices in the year-to-date column.

In response to your comment, the Filings Persons respectfully note for the Staff that ESM’s license bookings, a metric that the company has identified as a key indicator of growth, decreased 11% last year.  To the extent such statement is made in any future solicitation materials, the Filing Persons will clarify the time-period and metric that is being referenced.  The Filing Persons respectfully note for the Staff that in the June 14 Letter, following receipt of the Staff’s comment letter, the Filing Persons clarified accordingly that “BMC actually saw an 11 percent decline in its ESM license bookings in Fiscal 2012.”

Destruction of Stockholder Value, page 7

3.	The February 1, 2012 statement by the company regarding third quarter revenue does not appear to have resulted in “price degradation.” Please advise or revise.

In response to your comment, the Filings Persons respectfully note for the Staff that, as stated on page 7, this chart indicates that BMC’s poor execution in meeting revenue estimates has led to stock price degradation over the past 12 months, from a closing price per share of $47.86 on March 19, 2011 to $38.60 on March 16, 2012.  To the extent such statement is made in any future solicitation materials, the Filing Persons will clarify the time-period and metric that is being referenced.

II.  Drivers of BMC’s Underperformance

Management Has Failed to Execute, page 11

4.	Please clarify your statement that the company has shown “no demonstrable progress” over the past five years, and characterize it as your belief.

In response to your comment, to the extent that such a statement is made in any future solicitation materials, the Filing Persons will characterize this statement as their belief and clarify that this statement pertains to the failure of BMC’s management to increase its sales force capacity and productivity.

David L. Orlic
June 26, 2012

5.	On page 12, please clarify whether the sales and marketing year-over-year growth of 3.7% is for the ESM unit and if not, how it relates to ESM revenue growth of 2.3%.

In response to your comment, the Filing Persons will clarify in its future solicitation materials that the year-over-year growth of 3.7% is for BMC as a whole.  With respect to the manner in which the year-over-year growth of BMC relates to ESM revenue growth, the Filing Persons respectfully advise the Staff that BMC has indicated that the vast majority of its investment in sales and marketing is attributable to the ESM unit, as the total expenses of the MSM unit have decreased.  Because the company does not disclose sales and marketing expenses by unit, and the majority of such expenses related to the ESM unit, the Filing Persons believe that the total sales and marketing year-over-year growth was the best available metric for illustrating the disparity between BMC’s investment in sales and marketing related to ESM and the lack of significant revenue growth of its ESM unit.

6.
On page 12, you appear to present ESM revenue growth exclusive of ESM professional services revenue, which is only disclosed in a footnote that is difficult to read.  Accordingly, please revise slide 12 to make the ramifications of this choice, and the reason for making this particular comparison, more clear.

In response to your comment, to the extent such a statement is made in the future, the Filing Persons will disclose more prominently in its future solicitation materials the exclusion of professional services revenue from BMC’s ESM revenue growth in this chart.  The Filing Persons respectfully believe that no further clarification is necessary as to the reason for making this particular comparison, as it is noted on page 12 that professional services revenue is excluded in order to facilitate a direct and accurate comparison with CA’s Enterprise Solutions segment, which does not include CA’s professional services revenue.

7.
You title the graph on page 14 “What Might Have Been.”  Please disclose how the revenue trajectory for a company like Service-Now, which was founded in 2004 and specializes in software-as-a-service, represents a possible revenue trajectory for BMC.  Ensure that you disclose pertinent assumptions, adjustments or other contextual information necessary to an understanding of the relevancy of this comparison.

The Filing Persons respectfully advise the Staff that, although BMC is a larger company than Service-Now, had BMC identified the SaaS market and executed its product development for this market in the manner Service-Now did, BMC could have achieved a rate of revenue growth comparable to Service-Now with respect to this stand-alone product group.  Instead, as indicated on page 14, BMC’s product group only generated $10 million of revenues in the 2012 fiscal year.  The Filing Persons respectfully direct the Staff to page 22 of the presentation filed by the Filing Persons as soliciting material pursuant to Rule 14a-12 on June 20, 2012 (the “June 20 Presentation”) for the company’s statement acknowledging that it was late in exploiting the SaaS market opportunity.

David L. Orlic
June 26, 2012

Poor Stewardship of Stockholder Capital, page 16

8.
We note your statement that BMC has an ineffective M&A track record.  Please reconcile this with the chart appearing on page 31, which we understand contains a list of products largely acquired through the company’s acquisition program.

The Filing Persons respectfully believe that no additional disclosure is necessary to reconcile this information.  The Filing Persons respectfully note for the Staff that BMC has paid high multiples for its acquisitions, and that the acquired targets have experienced slowed growth after being acquired by BMC, which support the conclusion that BMC has an ineffective M&A track record.

Failure to Fully Optimize Operations, page 18

9.
Please clarify why you have not compared the company’s ESM margins to CA’s ES margins, although elsewhere in the solicitation materials you appear to rely on these comparisons.  We understand that CA’s ES segment margins in fiscal year 2012 were only 8%, according to CA’s most recent annual report.

In response to your comment, the Filing Persons respectfully note for the Staff that CA’s ES segment is, the Filing Persons believe, widely viewed as an underperforming business, and would not represent a relevant comparison.  Therefore, the Filing Persons provided a comparison of BMC’s ESM margins to those of the broader business segment.  As a result, the Filing Persons respectfully believe that no additional disclosure is required.

Competitive Landscape is Changing, page 20

10.
Refer to the bottom table on page 20.  Please disclose why the premiums paid for the companies in the table are an indication of premiums that can be expected by BMC, given the differences in size and services offered.

In response to your comment, the Filing Persons respectfully note for the Staff that this table indicates the range of market premiums paid for companies ranging from $1 billion to $7 billion in total equity value, which offer various services in the on-premise enterprise software sector in which BMC operates.  As a result, the Filing Persons respectfully believe that no additional disclosure is required.

David L. Orlic
June 26, 2012

III.  Elliott’s Proposal to Unlock BMC’s Strategic Value

Opportunity to Improve BMC’s Governance, page 24

11.	Please confirm your statement on page 24 that Mr. Dillon served as President and CEO of Hyperion from 1993 to 1999 and provide us with support for this statement.

In response to your comment, the Filing Persons will revise references to Mr. Dillon’s service at Hyperion in its future solicitation materials.  The Filing Persons respectfully note for the Staff that in the June 14 Letter, the Filing Persons disclose that Mr. Dillon “was CEO and Director for a diversified group of leading publicly traded and private software, SaaS and PaaS companies, including … Hyperion (where he served as CEO and Director),” and in the Definitive Proxy Statement filed by the Filing Persons on June 14, 2012, it states that Mr. Dillon “served … as President and CEO of Hyperion Solutions.”  The Filing Persons respectfully refer the Staff to the disclosure regarding Mr. Dillon’s employment contained in (a) Item 10 of the annual report filed on June 10, 1998 on Form 10-K by Hyperion (then named Arbor Software Corporation) and (b) the press release attached as Exhibit 99.1 to the Form 8-K filed by Hyperion on May 17, 1999.

Dividends: Another Consideration, page 29

12.	IBM, Visa, Inc. and CA Technologies appear twice in the table on this page. Please advise or revise to clarify the reason for multiple entries and the effect on the median.

In response to your comment, the Filing Persons will revise and correct this disclosure in its future solicitation materials.  The Filing Persons respectfully note for the Staff that, in addition to the four (4) companies noted by the Staff, each of the other “Listed Technology Companies” is listed twice on the chart on page 29, in error.  Because every company is listed twice, there is no effect on the calculation of the median.  The Filing Persons respectfully note for the Staff that on page 13 of the June 20 Presentation, the Filing Persons revised and corrected this disclosure.

* * *

David L. Orlic
June 26, 2012

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter.  The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons filings or in response to comments on filings.  Please direct additional comments to me at (212) 756-2280 or David Rosewater at (212) 756-2208.

Very truly yours,

/s/ Marc Weingarten

Marc Weingarten

David L. Orlic
June 26, 2012

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:           June 26, 2012

ELLIOTT ASSOCIATES, L.P.	ELLIOTT INTERNATIONAL, L.P

By:	Elliott Capital Advisors, L.P. as General Partner		By:	Elliott International Capital Advisors, Inc., as Attorney-in-Fact
By:	Braxton Associates, Inc. as General Partner

By:	/s/ Elliot Greenberg		By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg		Name:	Elliot Greenberg
	Title:	Vice President		Title:	Vice President

ELLIOTT CAPITAL ADVISORS, L.P.	ELLIOTT SPECIAL GP, LLC

By:	Braxton Associates, Inc. as General Partner		By:	Elliott International Capital Advisors, Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg		By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg		Name:	Elliot Greenberg
	Title:	Vice President		Title:	Vice President

BRAXTON ASSOCIATES INC.	ELLIOTT ASSET MANAGEMENT LLC

By:	/s/ Elliot Greenberg		By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg		Name:	Elliot Greenberg
	Title:	Vice President		Title:	Vice President

THE LIVERPOOL LIMITED PARTNERSHIP	ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	Liverpool Associates, Ltd., as General Partner

By:	/s/ Elliot Greenberg		/s/ Elliot Greenberg
	Name:	Elliot Greenberg	Name:	Elliot Greenberg
	Title:	Vice President	Title:	Vice President

LIVERPOOL ASSOCIATES LTD.	HAMBLEDON, INC.

By:	/s/ Elliot Greenberg		By:	/s/ Elliot Greenberg
	Name:	Elliot Greenberg		Name:	Elliot Greenberg
	Title:	Vice President		Title:	Vice President

ELLIOTT MANAGEMENT CORPORATION

By:	/s/ Elliot Greenberg		/s/ Paul E. Singer
	Name:	Elliot Greenberg	Paul E. Singer
	Title:	Vice President

/s/ Carl James Schaper
Carl James Schaper			Thomas E. Hogan

/s/ John M. Dillon			/s/ Andreas W. Mattes
John M. Dillon			Andreas W. Mattes